Ms. Tracey McKoy
Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549-4637

Dear Ms. McKoy:

In response to the letter of August 26, 2010, Allied Security Innovations, Inc. and its officers do hereby attest that:

1.	We know that the Company and its officers are fully responsible for the adequacy and accuracy of the disclosure in all filings with the SEC.

2.
The Company and its officers acknowledge that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any of the Company’s filings.

3.
The Company and its officers acknowledge that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact either Carolyn McDaniel or myself at 732-751-1115 if any questions arise.

Sincerely,

Michael Pellegrino
Senior Vice President & CFO